IN THE MATTER OF

FILE NO. 70-9801

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_________________________________

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, PA 15146-2841
_____________________________

Thomas K. Henderson, Esq.                              Michael Morrell
Vice President and General Counsel                 President
Allegheny Energy, Inc.                                     Allegheny Energy Supply Co., LLC
10435 Downsville Pike                                     10435 Downsville Pike
Hagerstown, MD 21740                                    Hagerstown, MD 21740

Anthony Wilson, Esq.                                        Patricia Clark, Esq.
Senior Counsel                                                   Deputy General Counsel, Supply
Allegheny Energy Service Corporation             Allegheny Energy Service Corporation
10435 Downsville Pike                                      4350 Northern Pike
Hagerstown, MD 21740                                    Monroeville, PA 15146-2841

THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by the Applications/Declarations referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions authorized in Holding Co. Act Release No. 27370 (issued March 30, 2001), authorizing the acquisition of certain generating assets and approving related financing for Rule 53 investments.

On April 8, 2002, Allegheny Energy Supply Company, LLC, completed the sale of $650 million of 8.25% senior unsecured Notes due 2012. $550 million of the total was authorized in this proceeding (Matter No. 70-9801) and $100 million was authorized under Holding Company Act Release No. 27486 (issued December 31, 2001). The Company proposes to use the proceeds authorized under this proceeding to repay certain short term bridge financing incurred in connection with the acquisition of assets from Enron.

This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

                                                                                                Allegheny Energy, Inc.

                                                                                                /s/ MARLEEN L. BROOKS
                                                                                                Marleen L. Brooks
                                                                                                Corporate Secretary

Date: April 12, 2002